Exhibit 99.1

Greenfire Resources Announces Acquisition of Connacher Oil and Gas Limited
for C$1.277 Billion in Cash Consideration

Readers are advised to review the “Non-GAAP and Other Financial Measures” section of this press release for information regarding the presentation of financial measures that do not have standardized meaning under IFRS Accounting Standards. Readers are also advised to review the “Forward-Looking Information” section of this press release for information regarding certain forward-looking information and forward-looking statements contained in this press release. All amounts in this press release are stated in Canadian dollars unless otherwise specified.

Unless indicated otherwise, production volumes and per unit statistics are presented throughout this press release on a “gross” basis as determined in accordance with National Instrument 51-101 – Standards for Disclosure for Oil and Gas  Activities, which is the Company’s gross working interest basis before deduction of royalties and without including any royalty interests of the Company.

CALGARY, ALBERTA – July 13, 2026 – Greenfire Resources Ltd. (NYSE: GFR, TSX: GFR) (“Greenfire” or the “Company”) today announced it has entered into a definitive agreement to acquire all of the issued and outstanding shares of Connacher Oil and Gas Limited (“Connacher”) for approximately $1.277 billion in cash consideration, net of closing adjustments (the “Acquisition”).

Connacher is a private thermal oil sands company with a 100% operated interest in the Great Divide oil sands project (“Great Divide”). In 2026, production from Great Divide is expected to average approximately 19,500 Bbl/d (100% oil) at a steam-oil-ratio (“SOR”) of ~3.0x. Great Divide has proved plus probable reserves of approximately 441 MMBbl, equating to a 62-year reserves life index.

Great Divide is located directly adjacent to Greenfire’s Hangingstone assets, enabling more efficient development of the combined asset base. Greenfire has identified midstream, marketing, operating cost, and G&A synergies of approximately $30 million per year (equivalent to approximately 19% of Connacher’s standalone sustaining free cash flow at US$70 WTI), which it expects to be able to realize by the end of 2026.

Pro forma the Acquisition, Greenfire will have expected 2026 production of approximately 34,000 Bbl/d (100% oil) with proved plus probable reserves of 850 MMBbl (equating to a reserves life index of approximately 68 years), with a long-term plan to increase production to approximately 65,000 Bbl/d.

Subject to customary closing conditions and receipt of customary required approvals, the transaction is expected to close in August 2026.

Asset Overlap: Connacher Great Divide and Greenfire Hangingstone

Financing

The Acquisition is expected to be financed with a mix of debt and equity, comprised of: (i) an approximately $700 million draw on an underwritten $1.0 billion reserves-based loan (upsized from $275 million currently), and (ii) a $575 million underwritten bridge facility (“Bridge Facility”), which, post-closing of the Acquisition, will be repaid with proceeds from an anticipated rights offering of Greenfire common shares. Waterous Energy Fund has committed to provide a standby commitment of at least $575 million for the rights offering. Additional details regarding the anticipated rights offering are being provided in a separate rights offering announcement issued concurrently with this press release, and will be included in the applicable offering documents. Upon closing of the rights offering and repayment of the Bridge Facility, the Company expects to have leverage of approximately 1.7x Debt / 2027E EBITDA at US$70 WTI.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offering of securities will be made only pursuant to applicable offering documents and in accordance with applicable securities laws.

Strategic Rationale

1.	Complementary Assets Drive Substantial Operating Synergies

o	Great Divide and Hangingstone are directly adjacent to each other, transport diluent and dilbit on the same pipeline networks, and produce from the McMurray reservoir formation

o	Great Divide is an asset Greenfire understands well, with current Greenfire executive leadership team members having over 15 years of combined direct operating experience at Connacher in prior professional roles

o	Greenfire is confident in its ability to capture approximately $30 million of annual synergies by the end of 2026, comprised of midstream and marketing savings, operating cost savings, and G&A savings

2.	Improved Scale Drives Cost Efficiencies and Provides Resource For Growth

o	The combined business will have expected 2026 production of approximately 34,000 Bbl/d, with a plan to increase capacity to approximately 65,000 Bbl/d

o	Combined proved reserves of 551 MMBbl will be the sixth largest proved oil reserves amongst all Canadian oil operators (behind only the four oil sands seniors and Strathcona Resources Ltd.)

o	The combined business will have estimated combined tax pools of $2.8 billion, including $2.0 billion in 100% deductible pools. Greenfire does not expect to pay cash taxes until after 2030 at current strip pricing.

Production and Reserves
	Connacher Standalone	Greenfire Standalone	Combined
2026E Production (100% Oil)	~19,500 Bbl/d	~14,500 Bbl/d	~34,000 Bbl/d
PDP Reserves (MMBbl)	45	23	68
1P Reserves (MMBbl)	319	232	551
2P Reserves (MMBbl)	441	409	850
Reserves Life Index (2P)	62 Years	77 Years	68 Years

3.	Great Divide’s Low Capital Intensity Supports Future Growth

o	On a combined basis, Greenfire’s PDP reserves are set to approximately triple to 68 MMBbl, providing a strong and predictable production base to support Greenfire’s organic growth capital program

o	Great Divide is a low capital intensity asset with an estimated base decline rate of 10 – 15%

o	Greenfire estimates it can maintain Great Divide’s production at approximately 19,500 Bbl/d for annual sustaining capital of approximately $75 million[1]

Acquisition Metrics

Cash Flow @ $70 WTI

	Attribute	Implied Multiple
2027E Adjusted EBITDA(1)	~$265	4.8x
2027E Sustaining Free Cash Flow(1)	~$190	6.7x (15% unlevered SFCF yield)

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section of this press release.

[1]	Supplemental financial measure. Refer to the “Non-GAAP and Other Financial Measures” section of this press release.

Production

	Attribute	Implied Multiple
2026E Production (Bbl/d)	~19,500	~$65k/Bbl/d
Long-Term Production Capacity (Bbl/d)	~30,000	~$43k/Bbl/d

NAV10 (Reserve Evaluator)

	Attribute	Implied Multiple
1P NAV10 (B-Tax) ($mm)	$1,420	0.9x
2P NAV10 (B-Tax) ($mm)	$2,124	0.6x

A presentation containing further details regarding the Acquisition has been posted on Greenfire’s website.

Advisors

BMO Capital Markets and National Bank Capital Markets are acting as financial advisors to Greenfire on the Acquisition. Blake, Cassels & Graydon LLP and Scale LLP are acting as legal advisors to Greenfire on the Acquisition.

TPH&Co, the Energy Business of Perella Weinberg Partners, acted as financial advisor to Connacher and Norton Rose Fulbright Canada LLP acted as legal advisor to Connacher.

Non-GAAP and Other Financial Measures

Certain financial measures in this press release are non-GAAP financial measures or ratios. These measures do not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other companies. These non-GAAP measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS Accounting Standards. This press release also contains supplementary financial measures.

Non-GAAP financial measures and ratios include Adjusted EBITDA, Debt to Adjusted EBITDA and Sustaining Free Cash Flow. Supplementary financial measures include capital expenditures and sustaining capital.

Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is used to measure profitability from the underlying asset base on a continuing basis.

Adjusted EBITDA is calculated as net income (loss) and comprehensive income (loss) before interest and financing costs, income taxes, depletion, depreciation and amortization, transaction costs, refinancing costs and is adjusted for certain non-cash items, or other items that are considered non-recurring in nature or outside of normal business operations.

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA. For a reconciliation of Net income (loss) and comprehensive income (loss) to Adjusted EBITDA for Greenfire for the years ended December 31, 2025 and 2024, please refer to Greenfire’s Management’s Discussion & Analysis for the period ended December 31, 2025, which is available on the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s annual report on Form 40-F filed with the SEC, which is available on the Company’s EDGAR profile at www.sec.gov.

Debt to Adjusted EBITDA

Debt to Adjusted EBITDA is a non-GAAP ratio that management uses to monitor its leverage.

Debt to Adjusted EBITDA is calculated by dividing Debt by Adjusted EBITDA for a specified period.

Sustaining Free Cash Flow

Management uses sustaining free cash flow as an indicator of the efficiency and liquidity of its business, measuring its funds after sustaining capital that are available to manage debt levels and return capital to shareholders.

Sustaining free cash flow is calculated as net income (loss) and comprehensive income (loss) before interest and financing costs, income taxes, depletion, depreciation and amortization, transaction costs, refinancing costs and is adjusted for certain non-cash items, or other items that are considered non-recurring in nature or outside of normal business operations. Sustaining capital is then deducted in the calculation.

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for sustaining free cash flow. A reconciliation of Net income (loss) and comprehensive income (loss) to Sustaining Free Cash Flow for Greenfire for the years ended December 31, 2025 and 2024 is set forth below:

	Year ended December 31,
($ thousands)	2025	2024
Net income and comprehensive income	47,504	121,411
Add (deduct):
Income tax expense (recovery)	7,819	(84,879)
Unrealized gain on risk management contracts	(11,264)	(169)
Stock-based compensation	2,923	6,344
Financing and interest	77,570	61,460
Depletion and depreciation	83,584	81,030
Non-recurring transactions	1,853	7,661
Gain on revaluation of warrants	(14,176)	(326)
Foreign exchange loss (gain)	(11,652)	26,129
Other income	(3,378)	(5,032)
Sustaining capital	(70,000)	(85,000)
Sustaining free cash flow	110,783	128,629

Supplementary Financial Measures

Sustaining Capital

Sustaining capital is a supplementary financial measure which represents the minimum amount of capital investment that is required to offset the base decline rate of an asset and maintain a flat production profile over a specified period. Sustaining capital is used to monitor the cash flows invested into property, plant and equipment. Management believes that sustaining capital provides investors, analysts and other stakeholders with a useful insight into the capital intensity and break-even economics.

Oil and Gas Advisory

This press release makes assumptions relating to future production volumes based on reserve evaluation calculations prepared by third party independent evaluators. Statements relating to reserves are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of PDP, 1P and 2P reserves and in projecting future rates of production. The total amount or timing of actual future production may vary significantly from reserves and production estimates. Uncertainties and risk factors are described in Greenfire’s Annual Information Form dated March 12, 2026, and from time to time in Greenfire’s public disclosure documents, which are available on the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s annual report on Form 40-F filed with the SEC, which is available on the Company’s EDGAR profile at www.sec.gov.

Unless otherwise indicated, production and reserves information in this press release is as of December 31, 2025. References to combined production and reserves of Greenfire and Connacher represent the arithmetic sum of each company’s respective production and reserves on a standalone basis and do not account for any potential synergies or adjustments that may result from the Acquisition.

Reserves information in respect of Connacher has been obtained from Connacher and has not been independently verified. While Greenfire does not have any knowledge that such information may not be accurate, there can be no assurance that such information is complete or accurate. Greenfire makes no representation or warranty, expressed or implied, as to the accuracy or completeness of such information.

This press release contains certain oil and gas metrics, such as “NAV10” and “reserves life index”, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate Greenfire’s performance; however, such measures are not reliable indicators of future performance and future performance may not compare to performance in previous periods and therefore such metrics should not be unduly relied upon.

Reserves life index is calculated using total gross reserves on a 2P basis and dividing them by management’s current anticipated 2026 production. The reserve life is used by management to assess the longevity of the reserves.

NAV10 reflects the independent third party reserve evaluator’s estimated before-tax net present value of the respective reserves category, discounted at 10%, at year-end 2025.

References to “oil” in this press release refer to bitumen.

Purchase Price Estimate

The purchase price payable by Greenfire under the acquisition agreement in respect of the Acquisition, which will be filed on SEDAR+, is $1.29 billion, subject to customary closing adjustments. Based on information provided by Connacher, Greenfire expects closing adjustments of approximately $13 million, equating to an approximate $1.277 billion cash purchase price. There can be no assurance that the actual purchase price payable at closing will not differ from such estimate.

Forward-Looking Information

This press release contains forward-looking information and forward-looking statements (collectively, “forward-looking information”) within the meaning of applicable securities laws. The forward-looking information in this press release is based on Greenfire’s current internal expectations, estimates, projections, assumptions, and beliefs. Such forward-looking information is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable as of the time of such information, but no assurance can be given that these factors, expectations and assumptions will prove to be correct, and such forward-looking information included in this press release should not be unduly relied upon.

The use of any of the words “expect”, “target”, “anticipate”, “intend”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “believe”, “depends”, “could” and similar expressions are intended to identify forward-looking information. In particular, but without limiting the generality of the foregoing, this press release contains forward-looking information pertaining to the following: the Acquisition of Connacher and the terms thereof; the expected purchase price payable in respect of the Acquisition; the expected timing of closing the Acquisition; the expected financing plan for the Acquisition, including the anticipated rights offering of Greenfire common shares and Waterous Energy Fund’s commitment to provide a minimum standby commitment of $575 million for the rights offering; the expectation that the Bridge Facility will be repaid with proceeds from the anticipated rights offering; the expectation that upon closing of the rights offering and repayment of the Bridge Facility, the Company will have leverage of approximately 1.7x Debt / 2027E EBITDA at US$70 WTI; Great Divide’s and Greenfire’s 2026 expected standalone production of approximately 19,500 Bbl/d and 14,500 Bbl/d, respectively; the Company’s expected 2026 production of approximately 34,000 Bbl/d following completion of the Acquisition and long-term plan to increase productive capacity to approximately 65,000 Bbl/d; the Company’s expected combined PDP reserves of 68 MMBbl, 1P reserves of 551 MMBbl and 2P reserves of 850 MMBbl following completion of the Acquisition; the expectation that the proximity of Great Divide to Greenfire’s Hangingstone assets will enable more efficient development of the combined asset base; the anticipated approximately $30 million of annual synergies and the Company’s ability to capture such synergies by the end of 2026; Connacher’s estimated 10-15% base decline rate and estimated annual sustaining capital of approximately $75 million to maintain production at approximately 19,500 Bbl/d; the combined 2P reserves life index of approximately 68 years; the Company’s estimated combined tax pools of $2.8 billion following completion of the Acquisition and its expectation not to pay cash taxes until after 2030 at current strip pricing; the Company’s expected long-term production capacity; and Connacher’s expected 2027E Adjusted EBITDA of approximately $265 million, 2027E sustaining capital of approximately $75 million and 2027E sustaining free cash flow of approximately $190 million, and the Acquisition multiples in respect thereof.

All forward-looking information reflects Greenfire’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of the Company’s current expectations with respect to such matters as: information currently available to Greenfire about itself and Connacher and the businesses in which they operate; the completion of the Acquisition and rights offering on anticipated terms and timing, or at all; the satisfaction of customary closing conditions and obtaining regulatory approvals; the ability and timing to integrate Connacher’s business and operations and realize the anticipated strategic, operational and financial benefits and synergies from the Acquisition of Connacher by Greenfire; Greenfire’s ability to generate sufficient cash flow to fund debt repayment; combined company production estimates; the quality of the integrated resource/assets meeting expectations; achieving anticipated synergy values on anticipated timelines; that there will be no material change to Connacher’s operations prior to completion of the Acquisition; the outlook for general economic trends, industry trends, prevailing and future commodity prices, foreign exchange rates and interest rates; prevailing and future royalty regimes and tax laws; expectations regarding differentials and realized prices; future well production rates and reserves volumes; fluctuations in energy prices based on worldwide demand and geopolitical events; the impact of inflation; the integrity and reliability of Greenfire’s assets; decommissioning obligations; Greenfire’s ability to comply with its financial covenants; and Greenfire’s ability to comply with applicable regulations, including those related to various emissions. Management believes that its assumptions and expectations reflected in the forward-looking information contained herein are reasonable based on the information available to it, including based on the information provided to date from Connacher, on the date such information is provided and the process used to prepare the information. However, Greenfire cannot assure readers that these expectations will prove to be correct.

The forward-looking information included in this press release is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including, without limitation: not completing the Acquisition on anticipated terms and timing, or at all, including the satisfaction of customary closing conditions and obtaining regulatory approvals; not completing the rights offering; failing to repay the Company’s indebtedness, including the Bridge Facility; the delay or inability to integrate Greenfire’s and Connacher’s respective businesses and operations and realize the anticipated strategic, operational and financial benefits and synergies from the Acquisition; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers or competitors, resulting from the announcement or completion of the Acquisition; the quality of the integrated resource/assets failing to meet expectations; failing to achieve anticipated synergy values on anticipated timelines; the consequences of not completing the Acquisition, including the volatility of Greenfire’s share price, negative reactions from the investment community and the required payment of certain costs related to the Acquisition; potential undisclosed liabilities in respect of Connacher unidentified during the due diligence process; the accuracy of the pro forma financial information of the combined company after the Acquisition; the focus of management’s time and attention on the Acquisition and other disruptions arising from the Acquisition; and other factors discussed under the “Risk Factors” section in Greenfire’s Management’s Discussion & Analysis for the period ended December 31, 2025 and Annual Information Form dated March 12, 2026, and from time to time in Greenfire’s public disclosure documents, which are available on the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s annual report on Form 40-F filed with the SEC, which is available on the Company’s EDGAR profile at www.sec.gov.

The guidance in respect of the Company’s expectations of future periods in this press release may be considered to be a financial outlook for the purposes of applicable securities laws. Such information is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information currently available, and which may become available in the future. These projections constitute forward-looking statements and are based on several material factors and assumptions set out above. Actual results may differ significantly from such projections. See above for a discussion of certain risks that could cause actual results to vary. The financial outlook contained in this press release has been approved by management as of the date of this press release. Readers are cautioned that any such financial outlook contained herein should not be used for purposes other than those for which it is disclosed herein. The Company believes that the financial outlook contained in this press release has been prepared based on assumptions that are reasonable in the circumstances, reflecting management’s best estimates and judgments, and represents, to the best of management’s knowledge and opinion, expected and targeted financial results. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results.

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this press release speaks only as of the date of this press release and Greenfire does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

Contact Information

Greenfire Resources Ltd.

350 7th Avenue SW
Suite 800
Calgary, AB T2P 3N9
investors@greenfireres.com
greenfireres.com